SOUTHERN STAR ENERGY INC.

Via: First Class Mail, Facsimile and EDGAR

February 26, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Jennifer O'Brien

Re: Response to the Securities and Exchange Commission Staff Comments dated February 12, 2009, regarding Southern Star Energy Inc.
Form 10-KSB for Fiscal Year Ended May 31, 2008
Filed August 29, 2008
Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Filed January 14, 2009
File No. 000-52106

Ladies and Gentlemen:

Southern Star Energy Inc. (the "Company") is in receipt of the staff's comments set forth in the February 12, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission ("SEC") on August 29, 2008, and Quarterly Report on Form 10-Q, as filed with the SEC on January 14, 2009 (File No. 000-52106).

As discussed between Jennifer O'Brien of the staff and our legal counsel, Kenneth Sam, the Company hereby requests an extension to file a response to the staff's comments until on or before March 20, 2009. The Company's new Chief Financial Officer, Christopher H. Taylor, will be out of the office through March 10.

If you should have any questions regarding the above request, please do not hesitate to contact our legal counsel, Kenneth Sam, at 303-629-3445.

Sincerely,

Southern Star Energy Inc.

William D. Gibbs

President/CEO

110 Cypress Station Drive, Suite 152, Houston TX 77090 832 375-0330